UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT STATEMENT

SCHEDULE 14A INFORMATION

Consent Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

(Amendment No. 3)

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Filed by a Party other than the Registrant   ☒

Check the appropriate box:

☒           Preliminary Consent Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Consent Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

EDGEWATER TECHNOLOGY, INC.
(Name of Registrant as Specified in Its Charter)

LONE STAR VALUE INVESTORS, LP
LONE STAR VALUE INVESTORS GP, LLC
LONE STAR VALUE MANAGEMENT, LLC
JEFFREY E. EBERWEIN
AMERI HOLDINGS, INC.
AMERI AND PARTNERS INC.
GIRI DEVANUR
SRINIDHI “DEV” DEVANUR
DIMITRIOS J. ANGELIS
DR. ARTHUR M. LANGER
ROBERT G. PEARSE
DR. ROBERT ROSENBERG
BRUNDA JAGANNATH
SRIRANGAN RAJAGOPAL
CARLOS FERNANDEZ
LENNY ALUGAS
STEPHEN R. BOVA
DHRUWA N. RAI
TIMOTHY WHELAN

(Name of Persons(s) Filing Consent Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED NOVEMBER 23, 2015

THE SHAREHOLDER GROUP

___________________, 2015

Dear Fellow Edgewater Technology Stockholder:

Lone Star Value Investors, LP (together with its affiliates, “Lone Star Value”) and AMERI Holdings, Inc. (together with its affiliates, “Ameri100”), together with the other participants in this solicitation (collectively, the “Shareholder Group” or “we”), are the beneficial owners of an aggregate of 645,000 shares of common stock, par value $0.01 per share (the “Common Stock”) of Edgewater Technology, Inc., a Delaware corporation (“Edgewater” or the “Company”), representing approximately 5.5% of the outstanding shares of Common Stock and making us one of the Company’s largest stockholders.  Through the enclosed Consent Statement, we are soliciting your consent for a number of proposals, the ultimate effect of which would be to remove five current members of the Board of Directors of Edgewater (the “Board”) representing all current directors other than Edgewater’s Chief Executive Officer, and replace them with five highly qualified director nominees who are fully committed to ensuring that the best interests of stockholders are properly prioritized during this critical period.

In June of 2015, Ameri100, a technology management solutions firm that provides digital transformation and enterprise solutions to its clients globally, first contacted Edgewater to discuss a potential business combination between Edgewater and Ameri100 that we believe would yield significant synergies and create substantial value for Edgewater stockholders. After refusing to meet with Ameri100, Ameri100 submitted a written proposal to acquire all of the outstanding shares of Edgewater for $8.50 per share, representing an approximate 20% premium to the Company’s average stock price in the twelve months preceding the proposal and a substantial premium to where EDGW stock has traded over the last 7 years.  The Board and Edgewater’s management team continued to refuse to meet with Ameri100 or have any discussions regarding the proposal and delivered a cursory rejection to Ameri100 less than a week later without, in our opinion, providing any evidence of serious consideration. The Shareholder Group does not believe that in just three business days the Board could adequately review the offer and unanimously determine that it would not be in the best interests of the Company’s stockholders, especially considering the Company’s refusal to meet with Ameri100 or engage in any dialogue whatsoever regarding the potential business combination.

Strongly believing in the merits of a business combination between Ameri100 and Edgewater, on October 26, 2015, Ameri100 submitted a revised proposal to the Board offering to acquire all the outstanding shares of Edgewater for $8.50 per share in an all-stock transaction, which will not only allow stockholders to exchange their shares at a substantial premium, but will also allow them to participate in the future growth of the combined Ameri100 and Edgewater businesses while also providing them the immediate opportunity to maximize their investment in Edgewater. The Shareholder Group is concerned that to date the Board has refused to engage with Ameri100 in a meaningful way regarding the potential merger between the entities and believes that a business combination between Ameri100 and the Company would produce significant value for Edgewater’s stockholders.

As further explained in the accompanying Consent Statement, the Shareholder Group is concerned that the Board may lack the proper commitment to stockholder interests and value to open-mindedly explore all options to maximize value.  We question whether the current directors are placing their personal interests ahead of stockholders’ interests. The Shareholder Group firmly believes that Edgewater must undertake a full, fair and complete strategic review process to maximize value for Edgewater stockholders by exploring a sale of the Company to the highest bidder.

The Board appears to be self-interested and content with maintaining the status quo by keeping Edgewater as a stand-alone company with its outdated strategy and structure.  The Shareholder Group believes that there is significant value to be realized by Edgewater stockholders if the Company open-mindedly considered all available options to maximize stockholder value, including a sale of the Company to the highest bidder.  We believe that, based on its actions to-date, Edgewater’s stockholders cannot have confidence that this Board is either objective or willing to put stockholders’ interests above its own.  Stockholders need a Board that they can trust to act in their best interests to objectively run a full and fair sales process to sell the Company to the highest and most qualified bidder. We have therefore reluctantly come to the conclusion that a new Board must be put into place that is truly open to a deal with any party based solely on the best combination of price, risk and time, without regard to any personal benefits to members of the Board.

A stockholder should not have to resort to the extraordinary step of conducting a consent solicitation just to ensure that the Board fulfills its duties to stockholders.  Edgewater stockholders deserve an independent, non-conflicted Board that will truly look out for stockholders’ best interests.  We urge you to join us in seeking to remove five current directors of Edgewater, Paul E. Flynn, Paul Guzzi, Nancy L. Leaming, Michael R. Loeb and Wayne Wilson, who are all of the Company’s directors except for Edgewater’s CEO, and to elect in their place our five nominees, Lenny Alugas, Stephen R. Bova, Robert G. Pearse, Dhruwa (“Dru”) N. Rai and Timothy Whelan.  Collectively, our nominees have significant operating, financial and transaction experience across a variety of sectors and directly relevant experience to strategic business and technical consulting firms such as Edgewater.  We hope it is clear to you that the extraordinary action of launching this consent solicitation in this situation is frustrating for us and was not our preference, but is necessary at this critical stage for ensuring that our collective best interests are represented.

The Board still can and should reconsider Ameri100’s proposal and should immediately form a special committee to conduct a full and fair strategic review process and engage in good faith negotiations with Ameri100.  Should the Board do so, the Shareholder Group will reevaluate the need for our campaign and may abandon the consent solicitation.  However, should the Board fail to do so, we are fully prepared to move forward with our campaign to replace five incumbents with independent and qualified directors whose interests are better aligned with the Company’s stockholders and who are truly committed to maximizing stockholder value.

We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating and returning the enclosed WHITE consent card today.  The attached Consent Statement and the enclosed WHITE consent card are first being furnished to the stockholders on or about _________ __, 2015.   We urge you not to sign any revocation of consent card that may be sent to you by Edgewater.  If you have done so, you may revoke that revocation of consent by delivering a later dated WHITE consent card to the Shareholder Group, in care of ICOM Advisors LLC dba InvestorCom (“InvestorCom”), which is assisting us, at their address listed on the following page, or to the principal executive offices of Edgewater.

If you have any questions or require any assistance with your consent, please contact InvestorCom, which is assisting us, at its address and toll-free numbers on the following page.

Thank you for your support.

Jeffrey E. Eberwein
The Shareholder Group

If you have any questions, require assistance in voting your WHITE consent card, or need additional copies of the Shareholder Group’s consent materials, please contact InvestorCom at the phone numbers or address below.

65 Locust Avenue, Suite 302
New Canaan, CT  06840
Stockholders call toll free at (877) 972-0090
Banks and Brokers may call collect at (203) 972-9300

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED NOVEMBER 23, 2015

EDGEWATER TECHNOLOGY, INC.
_________________________

CONSENT STATEMENT
OF
THE SHAREHOLDER GROUP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

This Consent Statement and the accompanying WHITE consent card are being furnished to you as a stockholder of Edgewater Technology, Inc., a Delaware corporation (“Edgewater” or the “Company”), by Lone Star Value Investors, LP (“Lone Star Value Investors” and together with its affiliates, “Lone Star Value”) and the other participants named herein (collectively, the “Shareholder Group,” “we,” “our” or “us”), in connection with our solicitation of written consents to remove five members of the current Board of Directors of the Company (the “Board”) representing all the directors of the Company other than the Company’s Chief Executive Officer, and replace them with our highly-qualified nominees. As a significant stockholder of the Company, with aggregate ownership of 645,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), constituting approximately 5.5% of the outstanding shares, the Shareholder Group believes that the Board must be significantly and immediately reconstituted to ensure that the best interests of the stockholders, the true owners of Edgewater, are appropriately represented in the boardroom.

A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. We are soliciting written consents from the holders of shares of the Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

Proposal 1 – Repeal any provision of the Amended and Restated By-Laws of the Company (the “Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect on September 26, 2007 and were filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2007 (the “Bylaw Restoration Proposal”);

Proposal 2 – Remove without cause five members of the Board, Paul E. Flynn, Paul Guzzi, Nancy L. Leaming, Michael R. Loeb and Wayne Wilson, including any person (other than those elected by this consent solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships on or after October 26, 2015 and prior to the effectiveness of the Proposals (the “Removal Proposal”);

Proposal 3 – Amend Article II, Section 2 of the Bylaws, as set forth on Schedule III to this Consent Statement, to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of Edgewater shall be filled exclusively by the stockholders of the Company (the “Vacancy Proposal”);

Proposal 4 – Amend Article II, Section 1 of the Bylaws, as set forth on Schedule IV to this Consent Statement, to fix the size of the Board at six members (the “Board Size Proposal”); and

Proposal 5 –Elect the Shareholder Group’s five nominees, Lenny Alugas, Stephen R. Bova, Robert G. Pearse, Dhruwa N. Rai and Timothy Whelan, to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees) (the “Nominees”) (the “Election Proposal”).

This Consent Statement and the enclosed WHITE consent card are first being sent or given to the stockholders of Edgewater on or about _________ __, 2015.

We are soliciting your consent in favor of the adoption of the Removal Proposal, the Vacancy Proposal, the Board Size Proposal and the Election Proposal because we believe Edgewater stockholders will be best served by directors who are committed to safeguarding and promoting the best interests of all Edgewater stockholders.  In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the incumbent members of the Board and the election of the Nominees through changes to the Bylaws not filed with the SEC on or before September 28, 2007, the last date amendments to the Bylaws were filed with the SEC.

The effectiveness of each of the Proposals requires the affirmative consent of the holders of record of a majority of the shares of outstanding voting securities as of the close of business on the Record Date (as defined below). Each Proposal will be effective without further action when we deliver to Edgewater such requisite number of consents. Proposal 1 (Bylaw Restoration Proposal), Proposal 2 (Removal Proposal), Proposal 3 (Vacancy Proposal) and Proposal 4 (Board Size Proposal) are not subject to, or conditioned upon, the effectiveness of the other Proposals.  Proposal 5 (Election Proposal), is conditioned, in part, upon the Removal Proposal.  If none of the members of (or appointees to) the Board are removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal.  If fewer than five directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then the Shareholder Group intends to fill the vacancies in the following order: Stephen R. Bova, Timothy Whelan, Lenny Alugas, Dhruwa N. Rai and Robert G. Pearse.

On October 26, 2015, the Shareholder Group delivered to the Secretary of Edgewater written notice of the Proposals and a request for the Board to fix a record date in accordance with the Bylaws for determining stockholders entitled to give their written consent to the Proposals. On November 5, 2015, Edgewater announced that the Board has established the close of business on November 13, 2015 as the record date for purposes of determining stockholders entitled to give their written consent to the Proposals (the “Record Date”).  According to the Company, as of the Record Date, there were 11,801,307 shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the Delaware General Corporation Law (“DGCL”). For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Edgewater within 60 days of the earliest dated written consent delivered to Edgewater. The Shareholder Group delivered a written consent to Edgewater on October 26, 2015. Consequently, by December 25, 2015, the Shareholder Group will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date.  We intend to set ________ __, 2015 as the goal for submission of written consents.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

The Shareholder Group reserves the right to submit to Edgewater consents at any time within 60 days of the earliest dated written consent delivered to Edgewater. See “Consent Procedures” for additional information regarding such procedures.

As of the Record Date, the Shareholder Group was the beneficial owner of an aggregate of 645,000 shares of Common Stock, representing approximately 5.5% of the outstanding shares of Common Stock of the Company.  The Shareholder Group intends to express consent in favor of the Proposals with respect to all of such shares of Common Stock.

As of the Record Date, there were 11,801,307 shares of Common Stock outstanding, as reported in the Company’s Revised Preliminary Consent Revocation Statement, filed with the SEC on November 20, 2015.  The mailing address of the principal executive offices of Edgewater is 200 Harvard Mill Square, Suite 210, Wakefield, Massachusetts 01880.

The failure to sign and return a consent will have the same effect as voting against the Proposals. Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THIS CONSENT SOLICITATION IS BEING MADE BY THE SHAREHOLDER GROUP AND NOT BY OR ON BEHALF OF THE COMPANY.  THE SHAREHOLDER GROUP URGES YOU TO SIGN, DATE AND RETURN THE WHITE CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN.

Important Notice Regarding the Availability of Consent Materials for this Consent Solicitation

This Consent Statement is available at [________________]

IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. The Shareholder Group urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Shareholder Group, c/o ICOM Advisors LLC dba InvestorCom (“InvestorCom”) so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Only holders of record of voting securities of the Company as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

If you have any questions, require assistance in voting your WHITE consent card, or need additional copies of the Shareholder Group’s consent materials, please contact InvestorCom at the phone numbers or address below.

65 Locust Avenue, Suite 302
New Canaan, CT  06840
Stockholders call toll free at (877) 972-0090
Banks and Brokers may call collect at (203) 972-9300

BACKGROUND TO THE SOLICITATION

The following is a chronology of our involvement at Edgewater to date and the material events leading up to this consent solicitation.

•
On June 11, 2015, Jeffrey Eberwein had a telephone conversation with Timothy Oakes, Edgewater’s CFO.  Along with discussions about the Company and AMERI Holdings, Inc. (“AMERI”) and Ameri and Partners Inc. (“Ameri & Partners” and together with AMERI, “Ameri100”), Messrs. Eberwein and Oakes agreed to meet in person along with Ameri100’s CEO, Giri Devanur, and Edgewater’s CEO, Shirley Singleton.

•	On June 13, 2015, Mr. Eberwein reached out to Mr. Oakes to confirm the meeting time, and encouraged Edgewater to have a Board member also attend the meeting.

•
On June 15, 2015, Mr. Oakes responded to Ameri100 by declining the previously agreed upon meeting, stating that Edgewater would rather focus its efforts on growing the Company by investing in organic and acquisitive growth strategies.

•
On June 18, 2015, Ameri100 privately submitted a written proposal to acquire all of the outstanding shares of Edgewater for $8.50 per share.  Mr. Oakes confirmed receipt of the written proposal on June 18, 2015.

•	On June 24, 2015, Ameri100 received a short four-line letter from Edgewater, pursuant to which Edgewater’s CEO, Shirley Singleton rejected Ameri100’s written proposal.

•
On October 26, 2015, Ameri100 sent a revised written proposal to the Company reiterating its offer to acquire all of the outstanding shares of Edgewater for $8.50 per share in an all-stock transaction and informing the Company of the Shareholder Group’s intention to file a consent solicitation statement with the SEC.

•
Also on October 26, 2015, Lone Star Value Investors delivered to the Secretary of Edgewater written notice of the Proposals and an executed written consent in support of the Proposals, along with a request for the Company to establish a record date to determine the Edgewater stockholders entitled to consent to the corporate actions set forth in the Proposals in writing in lieu of a meeting of stockholders of the Company (the “Written Notice”).

•	Also on October 26, 2015, the members of the Shareholder Group entered into a Joint Filing and Solicitation agreement in connection with the solicitation of written consents in favor of the Proposals.

•
Also on October 26, 2015, the members of the Shareholder Group filed a Schedule 13D with the SEC disclosing an aggregate 5.3% ownership interest in the Company. The Schedule 13D also disclosed, among other things, the Shareholder Group’s (i) filing of the preliminary consent solicitation statement soliciting stockholders’ consent in favor of the Proposals (the “Preliminary Consent Statement”), (ii) delivery of the Written Notice and (iii) issuance of a press release announcing Ameri100’s delivery of the revised written proposal to acquire the Company and the filing of the Preliminary Consent Statement in order to allow stockholders to reconstitute the Board with directors who are committed to maximizing value for Edgewater stockholders.

•
On November 5, 2015, Edgewater announced that the Board has established the close of business on November 13, 2015 as the record date to determine the stockholders entitled to give their written consent to the Proposals.

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a stockholder, may have and answers to those questions.  The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement.  We urge you to carefully read this entire Consent Statement prior to making any decision on whether to grant any consent hereunder.

WHO IS MAKING THE SOLICITATION?

The Shareholder Group is making this solicitation.  See “Additional Participant Information” for additional information regarding the Shareholder Group and the participants in this consent solicitation.

WHAT ARE THE PROPOSALS FOR WHICH CONSENTS ARE BEING SOLICITED?

We are asking you to consent to five corporate actions: (1) the Bylaw Restoration Proposal, (2) the Removal Proposal, (3) the Vacancy Proposal, (4) the Board Size Proposal and (5) the Election Proposal.

The Shareholder Group is asking you to consent to the Removal Proposal, the Vacancy Proposal, the Board Size Proposal and the Election Proposal to remove five of Edgewater’s current directors, including any appointees to the Board prior to the effectiveness of the Election Proposal, and to elect the Nominees. In addition, in order to ensure that your consent to elect the Nominees will not be modified or diminished by actions taken by the incumbent Board, the Shareholder Group is asking you to consent to the Bylaw Restoration Proposal.

WHY ARE WE SOLICITING YOUR CONSENT?

We believe Ameri100’s proposal for the acquisition of Edgewater denotes the attractive opportunities available to Edgewater in a material transaction for the sale of the Company.  In our view, the Company’s past underperformance, the strategic advantages and synergies available in a business combination with the right party and the greater value that the Company’s stockholders can hope to realize in an extraordinary transaction than on a stand-alone basis, all conflate to create opportune time and climate to explore value-maximizing strategic alternatives.

Unfortunately, we have lost faith in the ability of the current Board to act in the best interests of stockholders to open-mindedly evaluate all options and conduct a fair process aimed at maximizing stockholder value.  We are concerned the long-standing members of the Board may lack the independence and incentives necessary to properly consider all alternatives and to successfully negotiate a value-maximizing outcome for all stockholders. This consent solicitation is the best option we have available at this time for immediately installing a new, independent Board that will ensure our collective best interests are properly prioritized. Our highly qualified director Nominees are fully committed to thoroughly exploring all available strategic alternatives including a sale of the Company to the highest bidder.  Replacing the current Board with our Nominees will give us the best chance of receiving maximum value for our respective investments in Edgewater.  We can no longer afford to trust that the current Board will look after our best interests.

WHO ARE THE NOMINEES?

The Shareholder Group is asking you to elect each of Lenny Alugas, Stephen R. Bova, Robert G. Pearse, Dhruwa N. Rai and Timothy Whelan as a director of Edgewater.  Collectively, they have significant operating, financial and transaction experience across a variety of sectors and directly relevant experience to a strategic business and technical consulting firm such as Edgewater. The business experience of our highly qualified Nominees is set forth in this Consent Statement under the section entitled “The Nominees,” which we urge you to read.

WHO IS ELIGIBLE TO GRANT WRITTEN CONSENTS IN FAVOR OF THE PROPOSALS?

Stockholders of record of voting securities at the close of business on the Record Date have the right to consent to the Proposals.  The Shareholder Group made a request on October 26, 2015 that the Board fix a record date for this consent solicitation.  According to the Company, as of the Record Date, there were 11,801,307 shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.

WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

We urge you to submit your consent as soon as possible.  In order for our Proposals to be adopted, the Company must receive written unrevoked consents signed by a sufficient number of stockholders to adopt the Proposals within 60 calendar days of the date of the earliest dated consent delivered to the Company.  The Shareholder Group delivered its written consent to the Company on October 26, 2015.  Consequently, the Shareholder Group will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than December 25, 2015. Nevertheless, we intend to set _________, 2015 as the goal for submission of written consents. Effectively, this means that you have until _________, 2015 to consent to the Proposals.

HOW MANY CONSENTS MUST BE RECEIVED IN ORDER TO ADOPT THE PROPOSALS?

The Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding voting securities as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company.  According to the Company, as of the Record Date, there were 11,801,307 shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.  This means that the consent of the holders of at least 5,900,654 shares of outstanding voting securities would be necessary to effect these Proposals.  As of the Record Date, the Shareholder Group beneficially owned in the aggregate 645,000 shares of Common Stock, representing approximately 5.5% of the outstanding shares of Common Stock of the Company.

WHAT SHOULD YOU DO TO SUPPORT OUR PROPOSALS?

If your shares of Common Stock are registered in your own name, please submit your consent to us by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card.  We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Shareholder Group, c/o InvestorCom so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

Please call our solicitor InvestorCom toll-free at: (877) 972-0090 (Stockholders).  Banks and Brokers call collect at: (203) 972-9300.

If you have any questions, require assistance in voting your WHITE consent card, or need additional copies of the Shareholder Group’s consent materials, please contact InvestorCom at the phone numbers or address below.

65 Locust Avenue, Suite 302
New Canaan, CT  06840
Stockholders call toll free at (877) 972-0090
Banks and Brokers may call collect at (203) 972-9300

REASONS FOR THE SOLICITATION OF CONSENTS

As a significant stockholder of Edgewater, the Shareholder Group has a vested financial interest in maximizing the value of the Company.  Our interests are aligned with the interests of all Edgewater stockholders and we have one simple goal – to maximize value for all stockholders.

In order to maximize stockholder value, we believe that the Board must undertake a full strategic review process and sell the Company to the highest bidder.  Over the last twelve months, Edgewater has an average stock price of $7.16 per share1, and during the past seven years, Edgewater’s stock has closed above $8.00 on only three occasions (none of which occurred during the past 12 months). In the past 12 months, Edgewater’s gross margin declined by approximately 400 basis points and its operating margin declined nearly 500 basis points2.

Meanwhile, as stockholder value continues to erode under the leadership of the incumbent Board, the Company has been offered $8.50 per share in connection with a potential merger with Ameri100, representing a substantial approximate 20% premium over the Company’s 12-month average stock price. The Board rejected Ameri100’s proposal without providing, in our opinion, any evidence of serious consideration and without any discussion with Ameri100 regarding the terms that would be seen by the Board as value enhancing to stockholders.

We believe it is inexcusable for the Board to refuse to engage in meaningful discussions with potential strategic partners regarding a transaction that offers meaningful strategic benefits, synergies and significant value to the Company’s stockholders, especially given Edgewater’s perceived underperformance. The Shareholder Group believes that the complementary nature of an India-based IT services company to Edgewater would enable a combination to create synergies that should yield cost savings, expanded client offerings and a larger addressable market focused of the Enterprise Resource Planning (ERP) Platforms. In addition, a business combination with an India-based IT services company would bring Edgewater a global team with the capacity to improve the Company’s rate of completion for clients, and an adaptable business model, which in turn should increase value for Edgewater’s stockholders. Accordingly, we do not believe the current Board is serving the best interests of stockholders and we do not have confidence in the ability and commitment of the incumbent Board to do so in the future. We believe that the only way to ensure the best interests of all stockholders are adequately protected is to reconstitute the Board with directors who are committed to taking the actions necessary to maximize stockholder value.

A vote in favor of the Proposals will upgrade the Board with the addition of a group of highly qualified directors with complementary skill sets who together bring significant operating, financial and transaction experience across a variety of sectors and directly relevant experience to strategic business and technical consulting firms such as Edgewater.  A vote in favor of the Proposals will also send a clear message that stockholders support a value-maximizing transaction.  If elected to the Board the Nominees will seek to run a fair and thorough process to explore all viable strategic alternatives including the sale of the Company to the highest bidder whether this highest bidder is Ameri100 or another party.

We believe Edgewater’s US-Only Business Model is Outdated

The IT services industry, in which Ameri and Edgewater compete, can be bifurcated into two distinct business models: US-based and India-based.  The India-based business model involves US-based employees working with clients at the client site and India-based employees working on project execution in conjunction with the US-based employees.  The India-based model allows for faster completion times and better client service, which we believe represents a better value proposition for clients.  Since 2009, the companies reported by Edgewater as its proxy peer group (all US-based IT service companies) have failed to meaningfully grow revenues or generate acceptable profit margins, and have vastly underperformed their India-based peers as shown in the table below.
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1 Source: Bloomberg as of 09/30/2015.
2 Calculated using Edgewater’s trailing 12-month financial statements ended June 30, 2015.

	Revenue Growth(3)
	2009	2010	2011	2012	2013	2014
US-based IT services(1)	-5.3%	11.6%	9.7%	4.9%	1.2%	-2.6%
India-based IT services(2)	1.0%	26.4%	24.0%	12.9%	12.1%	11.2%
Growth Difference	6.3%	14.8%	14.3%	8.0%	10.9%	13.8%
(1)
US-based peer group based on EDGW’s 2015 proxy statement: Cartesian Inc (CRTN US), CSP Inc (CSPI US), GSE Systems Inc (GVP US), Guidance Software Inc (GUID US), Information Services Group (III US), Innodata Inc (INOD US), Limelight Networks Inc (LLNW US), Mastech Holdings Inc (MHH US), Mattersight Corp (MATR US), Netsol Technologies Inc (NTWK US), NCI Inc-A (NCIT US), Perficient Inc (PRFT US), QAD Inc-A (QADA US), RCM Technologies Inc (RCMT US), Smith Micro Software Inc (SMSI US), Synacor Inc (SYNC US), Hackett Group Inc (HCKT US), Widepoint Corp (WYY US). Consists of companies with market capitalizations ranging from approximately $21 million to $607 million (as of November 20, 2015).

(2)
India-based peer group: Tata Consultancy Services Limited (TCS IN), Cognizant Technology Solutions (CTSH US), Infosys (INFO IN), Wipro (WPRO IN), HCL Technologies Ltd (HCLT IN), Tech Mahindra Ltd (TECHM IN), IGATE Corp (IGTE US), Syntel, Inc. (SYNT US), Mindtree Ltd (MTCL IN), Hexaware Technologies Limited (HEXW IN), Persistent Systems Limited (PSYS IN), KPIT Technologies Ltd (KPIT IN), Zensar Technologies Limited (ZENT IN), NIIT Technologies Ltd. (NITEC IN). Consists of companies with market capitalizations ranging from approximately $498 million to $71.487 billion (as of November 20, 2015) .

(3)	Revenue sourced from Bloomberg: annual revenue growth calculation = (RevenueYear1/RevenueYear0-1).

These US-based IT services companies also have higher operating costs than India-based ones, which translates into significant margin underperformance as shown in the table below:

		Operating Profit Margin(3)
	2009	2010	2011	2012	2013	2014	5-Yr Avg
US-based IT services(1)	1.1%	1.3%	2.5%	3.6%	0.1%	-2.0%	-0.7%
India-based IT services(2)	18.9%	17.3%	15.8%	18.4%	19.7%	17.1%	17.4%
Margin Difference	17.8%	16.0%	13.3%	14.8%	19.6%	19.1%	18.1%
(1)
US-based peer group based on EDGW’s 2015 proxy statement: Cartesian Inc (CRTN US), CSP Inc (CSPI US), GSE Systems Inc (GVP US), Guidance Software Inc (GUID US), Information Services Group (III US), Innodata Inc (INOD US), Limelight Networks Inc (LLNW US), Mastech Holdings Inc (MHH US), Mattersight Corp (MATR US), Netsol Technologies Inc (NTWK US), NCI Inc-A (NCIT US), Perficient Inc (PRFT US), QAD Inc-A (QADA US), RCM Technologies Inc (RCMT US), Smith Micro Software Inc (SMSI US), Synacor Inc (SYNC US), Hackett Group Inc (HCKT US), Widepoint Corp (WYY US). Consists of companies with market capitalizations ranging from approximately $21 million to $607 million (as of November 20, 2015) .

(2)
India-based peer group: Tata Consultancy Services Limited (TCS IN), Cognizant Technology Solutions (CTSH US), Infosys (INFO IN), Wipro (WPRO IN), HCL Technologies Ltd (HCLT IN), Tech Mahindra Ltd (TECHM IN), IGATE Corp (IGTE US), Syntel, Inc. (SYNT US), Mindtree Ltd (MTCL IN), Hexaware Technologies Limited (HEXW IN), Persistent Systems Limited (PSYS IN), KPIT Technologies Ltd (KPIT IN), Zensar Technologies Limited (ZENT IN), NIIT Technologies Ltd. (NITEC IN). Consists of companies with market capitalizations ranging from approximately $498 million to $71.487 billion (as of November 20, 2015).

(3)	Operating Income and Revenue sourced from Bloomberg: annual operating margin calculation = (Operating IncomeYear1/RevenueYear1).

We believe Edgewater has an outdated business model and we believe as long as the Board refuses to adapt to the new structure of this industry, the Company’s revenue growth, operating margins, and stock price performance will continue to trail the industry leaders, especially the India-based ones. As outsiders not privy to the Company’s confidential information, the Nominees have general plans to transition the Company to a collaborative India-based business model (whereby US-based and India-based employees will work together as a team to provide clients with round-the-clock service), but upon election (and receiving access to the Company’s information), they will be able to fully review the Company’s business and formulate specific plans to update the Company’s business model to achieve revenue growth, improved operating margins and better stock price performance.

In addition to superior revenue growth and profit margins, India-based IT services stocks trade at much higher multiples than US-based ones and have had far superior stock price performance.  During CEO Singleton’s tenure as Chairman of the Board3, for example, the India-based IT services companies experienced stock price appreciation of over 650% vs. only 54% for Edgewater, a whopping performance gap of approximately 600%4. In addition, during the period of the complete incumbent Board’s service5, the Company’s stock has underperformed the India-based IT services companies by approximately 565%6.

Edgewater appears to be trying to offset its outdated, structurally-flawed business model by making acquisitions, but its revenue growth remains low and its operating costs high, which has led to margin degradation.  For example, comparing the 12-months ended June 30, 2015 to the 12-months ended June 30, 2014, Edgewater’s revenues grew only 4% (despite making acquisitions), its gross margins declined to 34% from 38%, and its operating margin declined to 3% from 8%7.  We believe that the Board and management are either unable or unwilling to adjust the Company’s business model and cost structure, leading us to question whether they are placing their self-interests above stockholders’ best interests.  Regardless, in our view, the current flawed business model within the quickly shifting IT servicing industry will lead to continued operating and financial underperformance.
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3	July 21, 2005 to September 30, 2015.
4
Calculated using Bloomberg’s Custom Total Return Holding Period from July 21, 2005 to September 30, 2015. India-based IT service peer group stock appreciation calculated using the average of the stock prices of the entire peer group.

5	December 1, 2005 to September 30, 2015.
6
Calculated using Bloomberg’s Custom Total Return Holding Period from December 1, 2005 to September 30, 2015. India-based IT service peer group stock appreciation calculated using the average of the stock prices of the entire peer group.

7	Calculated using Edgewater’s trailing 12-month financial statements ended June 30, 2015.

We believe Edgewater’s Board and Management Team are Overcompensated

We believe that Edgewater’s Board and management team are overcompensated, especially in light of their poor performance. Edgewater’s business suffered significant losses in reported GAAP net income in 2009 and 2010 of ($3.84) million and ($23.57) million, respectively8.  The Company’s Compounded Annual Growth Rate9 (“CAGR”) for revenue growth for each year from 2009 to 2014 is 17.7%, 6.3%, 3.3%, 5.8% and 9.1%, respectively10.  We note that Edgewater has maintained a single-digit revenue CAGR for each year since 2010. In 2010, Edgewater recognized revenue primarily from its acquisition of Fullscope, Inc., while its organic growth was stated by management to be only 7%11 despite the reported 77% revenue growth year over year. Notwithstanding Edgewater’s spike in revenue in 2010, the Company still failed to provide any growth in net income. In fact, reported GAAP net income was negative and declined nearly $20 million year over year from 2009 to 2010.  Edgewater has displayed volatile and inconsistent financial performance since 2009 as displayed in the chart below, with the exception of 2013, when the Company’s results included a non-cash income tax benefit of approximately $30 million. As such, we find it troubling that in 2014, the Board and management team paid themselves more than $4.6 million while Edgewater’s reported net income declined by approximately 88% from 2013 to 201412.

Furthermore, over the past six years, Edgewater’s Board and management team have been paid approximately 46% of the Company’s total EBITDA (pre Board and NEO compensation) as shown in the table below.

	Total Board & Named Executive Officer (“NEO”) Compensation % EBITDA(1)
	2009	2010	2011	2012	2013	2014	Total	% of Total
Board Comp	$444,175	$424,600	$445,800	$486,000	$482,500	$455,770	$2,738,845	6%
NEO Comp	$2,431,106	$2,070,909	$2,617,014	$3,031,551	$3,616,310	$4,163,093	$17,929,983	40%
EBITDA	$(2,314,000)	$1,812,000	$6,429,000	$3,872,000	$6,263,000	$8,564,000	$24,626,000	54%
EBITDA Pre-Comp	$561,281	$4,307,509	$9,491,814	$7,389,551	$10,361,810	$13,182,863	$45,294,828	100%
(1)	Source = Bloomberg: EBITDA defined as Operating Income + DD&A Expense.

We fear that the Edgewater Board and management team may be more concerned with operating the Company as a personal compensation vehicle rather than driving stockholder value.  If a transaction between Ameri100 and Edgewater is consummated, the combined AMERI-Edgewater company would aim to implement a true pay-for-performance compensation system (whereby executive compensation would be pegged to achieving specific performance benchmarks), which we believe would benefit Edgewater’s employees and improve efficiency and utilization.  We believe in paying for performance, not tenure.  We further believe that instituting a pay-for-performance culture, combined with leveraging Ameri100’s already established India-based workforce and infrastructure, will allow Edgewater’s current employees greater opportunities to advance their careers, work experience and compensation.
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8 Source: Edgewater’s Annual Report on Form 10-K filed on March 31, 2011.
9

10 Source: Edgewater’s Annual Reports on Form 10-K filed on March 12, 2012, March 8, 2013 and March 2, 2015.
11 Edgewater’s CFO, Timothy Oakes, stated “we were up organically 7% for the year during 2010” on the Company’s Q4 2010 conference call.
12 Source: Edgewater’s Annual Report on Form 10-K filed on March 2, 2015.

We are Concerned that the Incumbent Board is Focused on Personal Gains Rather Than Stockholder Rights and Value

Starting in 2012, a frustrated stockholder issued numerous public letters outlining the destruction of value by Edgewater’s incumbent Board, its excessive compensation and its lack of independence.  The Edgewater Board ultimately disregarded the stockholder’s requests to change the Board and improve corporate governance, and instead responded by amending the management team’s employee agreements and severance packages, which increased their compensation and entrenched themselves further.  The new severance agreements increased the management team’s change in control payments to $5 million with CEO Singleton’s personal severance package alone accounting for more than $1.8 million of this total.13  We believe implementing these stockholder unfriendly policies demonstrates that the incumbent Board and management team at Edgewater are entrenched and are using the Company as a personal compensation vehicle regardless of performance or stockholder value creation.

We Believe the Board is Stale and Stockholders are Ready for Change

We believe Edgewater’s current Board is stale as the average tenure of the incumbents is over 10 years in an industry vastly altered during this time period. Leading proxy advisory firm Institutional Stockholders Services Inc. (ISS) takes the position that a tenure of more than nine years is considered to potentially compromise a director’s independence.

 During this time, we believe the incumbents have overseen significant operating and financial underperformance and have massively and disproportionately increased management’s compensation.  We believe that this poor track record has led to stockholder frustration as evidenced by the lack of stockholder support for the uncontested reelection of the incumbents at the 2015 annual meeting of stockholders.  Excluding our estimate of the insider votes, the lead independent director, Wayne Wilson, had 55% of the independent shares vote against his re-election and no incumbent director would have received more than 60% of the independent votes cast – a remarkable result in an uncontested election.  Stockholders are clearly frustrated with the incumbent Board, and the Shareholder Group’s proposed Board change provides the solution in an alternative slate, which has a coherent strategy to maximize stockholder value, grow the business and increase profitability.

____________________
13 Source: Edgewater’s 2015 Proxy Statement.

PROPOSAL 1 -- THE BYLAW RESTORATION PROPOSAL

The Shareholder Group is asking you to consent to the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of five of the current directors and the election of the Nominees through changes to the Bylaws not filed with the SEC on or before September 28, 2007, which have the effect of limiting existing stockholders’ rights and abilities to take action in their capacity as stockholders of Edgewater.  The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any provision of the Bylaws of Edgewater Technology, Inc. as of the effectiveness of this resolution that was not included in the Amended and Restated By-Laws filed with the Securities and Exchange Commission on September 28, 2007, be and are hereby repealed.”

If the Board does not effect any additional changes to the version of the Bylaws publicly available in filings by Edgewater with the SEC on or before September 28, 2007, the Bylaw Restoration Proposal will have no further effect. However, if the incumbent Board has made additional changes since that time, such as amending the provision in the Bylaws to change the procedure by which a record date is set in connection with a consent solicitation, the Bylaw Restoration Proposal, if adopted, will restore the Bylaws to the version that was publicly available in filings by Edgewater with the SEC on September 28, 2007, without considering the nature of any changes the incumbent Board may have adopted.  As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more stockholders of the Company may consider to be beneficial to them or to the Company.  However, the Bylaw Restoration Proposal will not preclude the Board from reconsidering any repealed bylaw changes following the consent solicitation. The Shareholder Group is not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

THE SHAREHOLDER GROUP URGES YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL.

PROPOSAL 2 -- THE REMOVAL PROPOSAL

The Shareholder Group is asking you to consent to the Removal Proposal to remove five current members of the existing Board, including any other person or persons appointed to the Board to fill any vacancy or any newly-created directorships (which, for the avoidance of doubt, excludes persons elected pursuant to this consent solicitation). The following is the text of the Removal Proposal:

“RESOLVED, that (i) Paul E. Flynn, Paul Guzzi, Nancy L. Leaming, Michael R. Loeb and Wayne Wilson and (ii) each person appointed to the Board to fill any vacancy or newly-created directorship prior to the effectiveness of this proposal, be and hereby is removed.”

The Board is currently composed of six directors, all of whom are elected annually.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or permits cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. Consequently, Section 141(k) of the DGCL permits the stockholders of the Company to remove any director or the entire Board without cause. If a stockholder wishes to consent to the removal of certain of the members of the Board, but not all of them, or if such stockholder does not wish to approve the removal of any other person or persons elected or appointed to the Board on or after October 26, 2015 but prior to the effective date of Proposal 2, such stockholder may do so by checking the appropriate “consent” box on the enclosed WHITE consent card and writing (1) the name of each such person that the stockholder does not wish to be removed and/or (2) “do not consent to removal of future directors.” The Shareholder Group does not intend to seek to increase the number of Board members if stockholders do not consent to the removal of one or more directors.  If fewer than five directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then the Shareholder Group intends to fill the vacancies in the following order: Stephen R. Bova, Timothy Whelan, Lenny Alugas, Dhruwa N. Rai and Robert G. Pearse.

According to the Company’s Revised Preliminary Consent Revocation Statement, filed with the SEC on November 20, 2015, as of the Record Date, there were 11,801,307 shares of Common Stock outstanding, each entitled to one consent per share.

The consent of the holders of at least 5,900,654 shares of outstanding voting securities would be necessary to effect Proposal 2 and remove the five members of the Board.  Therefore, 5,255,654 shares in addition to the 645,000 shares entitled to consent held by the Shareholder Group, will be needed to effect Proposal 2 and remove the five members of the Board.  If any stockholder consenting to Proposal 2 writes in the name of any existing directors that such stockholder does not wish to be removed, then the total number of shares represented by any such WHITE consent card will be subtracted from the total number of shares consenting to the removal of such director pursuant to Proposal 2.  In the event that holders of less than 5,900,654 shares of outstanding voting securities consent to the removal of any existing director, then such director will not be removed pursuant to Proposal 2. The actual number of consents necessary to effect the Proposals will depend on the facts as they exist on the Record Date.

The WHITE consent card delivered with this Consent Statement provides stockholders with the opportunity to adopt the Removal Proposal in part by designating the names of any member of the Board whom such stockholder does not want removed from the Board.

THE SHAREHOLDER GROUP URGES YOU TO CONSENT TO THE REMOVAL PROPOSAL.

PROPOSAL 3 -- THE VACANCY PROPOSAL

The Shareholder Group is asking you to consent to the adoption of the Vacancy Proposal to divest the current directors of their ability to fill vacancies created by the removal of directors by stockholders and provide stockholders with the exclusive ability to fill any such vacancies.  Accordingly, you are being asked to amend the Bylaws in order to allow only the stockholders to fill any vacancies on the Board resulting from the removal of directors by the stockholders, as set forth on Schedule III to this Consent Statement.

The following is the text of the Vacancy Proposal:

“RESOLVED, that Article II, Section 2 of the Bylaws is hereby amended, as set forth on Schedule III to this Consent Statement, to provide that any vacancies on the Board of Directors of the Company resulting from the removal of directors by the stockholders shall be filled exclusively by the stockholders of the Company.”

THE SHAREHOLDER GROUP URGES YOU TO CONSENT TO THE VACANCY PROPOSAL.

PROPOSAL 4 -- THE BOARD SIZE PROPOSAL

The Bylaws provide that the number of directors constituting the Board shall be fixed from time to time by resolution passed by a majority of the Board. The Shareholder Group is asking you to consent to the adoption of the Board Size Proposal to fix the size of the Board at six members. Accordingly, you are being asked to amend the Bylaws as specifically set forth on Schedule IV to this Consent Statement.

The following is the text of the Board Size Proposal:

 “RESOLVED, that Article II, Section 1 of the Bylaws is hereby amended, as set forth on Schedule IV to this Consent Statement, to fix the size of the Board at six members.”

THE SHAREHOLDER GROUP URGES YOU TO CONSENT TO THE BOARD SIZE PROPOSAL.

PROPOSAL 5 –THE ELECTION PROPOSAL

We do not believe the current Board has been acting in the best interests of the stockholders, as discussed in further detail in the “Reasons for the Solicitation” section of this Consent Statement. Accordingly, the Shareholder Group is asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of Edgewater:  Lenny Alugas, Stephen R. Bova, Robert G. Pearse, Dhruwa N. Rai and Timothy Whelan.

The Board is currently composed of six directors, all of whom are elected annually.    All of the Nominees, if elected, would serve as a single class together on the Board.  Each would hold office until the next annual meeting of stockholders and until such person’s successor has been elected or until such person’s death, resignation, retirement or removal.  If five incumbent directors are removed pursuant to the Removal Proposal, then your consent to elect the Nominees will have the legal effect of electing to the Board our five highly qualified director Nominees to serve on a Board composed of six members. There is no assurance that any of the Company’s incumbent directors will serve as directors if any of the Nominees are elected.  If the Shareholder Group is successful in its solicitation of written consents to remove and replace at least four existing members of the Board, then a change in control of the Board may be deemed to have occurred under certain of Edgewater’s material contracts and agreements, and such a change in control may trigger certain change in control provisions or payments in certain of the Company’s plans and agreements, including in the Company’s employment/severance agreements with its named executive officers and potentially certain equity plans. With respect to the Company’s employment/severance agreements with its named executive officers (NEOs), the change in control provisions are double-trigger provisions, meaning that a change in control in and of itself does not trigger any payments, but rather there would also need to be either a termination without cause of the executive or a voluntary termination by the executive for “good reason” before any benefits are triggered (“good reason” voluntary termination only triggers payments for Shirley Singleton and David Clancey). Our Nominees, if elected, do not presently have any intention to terminate any of the covered NEOs without cause or to otherwise take any action that may provide “good reason” for any such covered NEOs to voluntarily terminate their employment for “good reason.”

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth in the bios below.

Lenny Alugas, age 55, has served as the Senior Vice President of Operations of The Western Union Company (NYSE:WU), a financial services and communications company, since August 2015.  From April 2013 to October 2014, Mr. Alugas served as the Senior Vice President of Global Renewals at Symantec Corporation (NASDAQ:SYMC) (“Symantec”), one of the world’s largest software companies providing security, storage and systems management solutions. Mr. Alugas first joined Symantec in 2002 and held multiple executive roles with the company and its Norton Business Unit (“Norton”), including Senior Vice President of Norton’s Worldwide eCommerce, from May 2010 to March 2013; Vice President of Norton’s Worldwide eCommerce, from March 2009 to April 2010; Vice President of Norton Support & Live Consulting Services, from 2005 to 2009; and Vice President of Worldwide Education & Training, from 2002 to 2005. Mr. Alugas’ professional experience also includes prior service as the Acting President and Chief Operating Officer of Multitude, Inc. (d/b/a Firetalk Communications, Inc.), a technology provider of Voice over IP (VoIP) communication services, from 2000 to 2001; Vice President of Customer Care Development of At Home Corporation (d/b/a Excite@Home and formerly NASDAQ:ATHM), a search engine portal and Internet services company, from 1999 to 2000; and multiple roles at Hewlett-Packard Company (NYSE:HPQ) from 1985 to 1999, including General Manager of HP Education and Manager of SAP Consulting - Americas. Mr. Alugas graduated from Columbia University with a B.S. in Mechanical Engineering and from Dillard University with a B.S. in Applied Physics.  The Shareholder Group believes that Mr. Alugas’ over 30 years of experience in the technology industry, and his track record of driving new revenue and growth opportunities and transforming underperforming businesses, will make him a valuable addition to the Board.

Stephen R. Bova, age 68, has served as an independent consultant, offering business strategy advice, organization analysis and CEO mentoring, since January 2014. Mr. Bova has also served as a director of each of OPTOMI, LLC, a nationwide IT staffing company, since October 2012; Labscoop, LLC, a provider of business-to-business services for biotech scientists and bioscience suppliers, since October 2012; Lindsey Software Systems, Inc., a public housing software developer, since November 2010; and BlueInGreen, LLC, a technology-based water quality improvement company, since November 2010. From January 2010 to December 2013, Mr. Bova served as a Partner of the Clark Bova Group, LLC, a management consulting firm. He also previously served as a Member of the Investment Committee of the Fund for Arkansas’ Future (FAF), an angel investor fund focused on Arkansas-based start-up companies, from January 2008 to December 2013. Mr. Bova previously served as the Chairman and Chief Executive Officer of Technisource, Inc. (formerly NASDAQ:TSRC) (f/k/a IntelliMark IT Business Solutions), an IT staffing company that was acquired from its then-parent company Edgewater (formerly StaffMark, Inc.), from 2000 until it was successfully sold to Spherion Corporation (NYSE:SFN) in 2007. Mr. Bova served as the President and Chief Operating Officer of Edgewater from 1999 to 2000, and as a director from 1999 to 2001. Mr. Bova also served as a director of Vestcom International, Inc. (formerly NASDAQ:VESC), a leading provider of shelf-edge communications and specialized marketing services, from 1997 to 2002. From 1998 to 1999, he served as the Director of International Operations of Intelligroup, Inc. (formerly NASDAQ:ITIG), a leading provider of IT and consulting services. Mr. Bova’s professional experience also includes prior service as the President of the Global Banking Division of Systematics, Inc. and later Alltel Information Services following its acquisition of Systematics (now Fidelity National Information Services, Inc. (NYSE:FIS)). He also previously served as the President of the Global Banking Division of Electronic Data Systems Corporation (formerly NYSE:EDS). Mr. Bova’s professional career began as a software technician in 1970 and quickly progressed to executive management roles beginning in 1983. The Shareholder Group believes that Mr. Bova’s over 40 years’ experience in the IT, consulting and high-end technology services industries, and his prior service and distinct familiarity with Edgewater, will make him a valuable addition to the Board.

Robert G. Pearse, age 55, currently serves as a Managing Partner at Yucatan Rock Ventures, a firm he co-founded in 2004, where he specializes in technology investments and consulting. Mr. Pearse also serves as a director of each of Aviat Networks, Inc. (NASDAQ:AVNW), a leader in wireless transmission systems, since January 2015, where he is also member of its Compensation Committee and Nominating & Governance Committee; Novation Companies, Inc. (OTC:NOVC), a developer and seller of proprietary cloud-based communication software, since April 2015, where he is also Chairman of its Compensation Committee and a member of its Audit Committee; AMERI Holdings, Inc. (OTC:AMRH), a strategic consulting firm that brings a synergistic blend of classic consulting and product-based consulting services to its customer base, since May 2015, where he is also Chairman of its Compensation Committee and a member of its Audit Committee; and Crossroads Systems, Inc. (NASDAQ:CRDS), a global provider of data archive solutions, since July 2013, where he is also Chairman of its Compensation Committee and a member of its Audit Committee and Nominating & Governance Committee. From September 2005 to August 2012, Mr. Pearse served as vice president of Strategy and Market Development at NetApp, Inc. (NASDAQ:NTAP) (“NetApp”), a computer storage and data management company. Mr. Pearse played an influential role leading NetApp’s growth strategy which drove the firm to become a Fortune 500 company during his tenure.  From 1987 to 2004, Mr. Pearse held leadership positions at Hewlett-Packard Company (NYSE:HPQ), most recently as the vice president of Strategy and Corporate Development from 2001 to 2004 focusing on business strategy, business development and acquisitions. Mr. Pearse’s professional experience also includes positions at PricewaterhouseCoopers LLP, Eastman Chemical Company (NYSE:EMN), and General Motors Company (NYSE:GM).  Mr. Pearse earned a Master of Business Administration degree from the Stanford Graduate School of Business in 1986, and a Bachelor of Science degree in Mechanical Engineering from the Georgia Institute of Technology in 1982.  The Shareholder Group believes that Mr. Pearse’s extensive leadership experience and deep understanding of the technology industry will make him a valuable addition to the Board.

Dhruwa N. Rai, age 46, served as the Vice President of Industrial Coatings at Axalta Coatings Systems Ltd. (NASDAQ:AXTA) (“Axalta” and formerly DuPont Performance Coatings), one of the largest coating companies in the world, from December 2014 to August 2015. Mr. Rai joined Axalta in February 2013 as the Vice President of Business Processes and Chief Information Officer, where he led its business process and IT transformation, including its separation from E. I. du Pont de Nemours and Company (d/b/a DuPont (NYSE:DD)). From March 2012 to January 2013, Mr. Rai served as the Chief Information Officer of The Williams Companies, Inc. (NYSE:WMB), an energy infrastructure company.  From June 2009 to December 2011, Mr. Rai served as the Chief Information Officer and Vice President of Momentive Performance Materials Inc. (formerly GE Advanced Materials), a manufacturer of specialty materials for diverse industrial applications, where he led its divestiture from General Electric Co. (NYSE:GE) (“General Electric”). Mr. Rai also served as a director of FCS Software Solutions Ltd., an IT service provider, from April 2008 to September 2010.  Mr. Rai’s prior professional experience also includes leadership positions with GE Security, a former division of General Electric that was acquired by United Technologies Corporation (NYSE:UTX); Delphi Automotive PLC (NYSE:DLPH), a leading global supplier of technologies for the automotive and commercial vehicle market; and Earnst & Young LLP. Mr. Rai holds a Bachelor of Engineering degree in Production Engineering from G.B. Pant University (India) and an M.B.A. from the University of Connecticut. The Shareholder Group believes that Mr. Rai’s leadership experience with global public companies and his expertise in the IT and technology sectors will make him a valuable addition to the Board.

Timothy Whelan, age 49, is a Co-Founder and Managing Director of Echo Financial Business Consulting, a privately held financial and operational consulting firm that he co-founded in February 2014. Mr. Whelan also serves as a director of Wireless Telecom Group, Inc. (NYSE MKT:WTT), a global designer and manufacturer of radio frequency and microwave-based products, since March 2015, where he is the Chair of its Compensation Committee and a member of its Audit Committee. From June 2009 to August 2013, Mr. Whelan served as the Chief Operating Officer of IPC Systems, Inc. (“IPC Systems”), a global leading provider of communications networks, systems and solutions to the financial services industry. Mr. Whelan previously served as the Chief Financial Officer of IPC Systems from December 2001 to June 2009. From July 2000 to December 2001, Mr. Whelan served as Divisional Chief Financial Officer of Global Crossing’s Financial Markets division. From May 1999 to June 2000, he was Vice President of Finance at IPC Information Systems, Inc. and IXnet, Inc. Mr. Whelan is a certified public accountant and previously worked for Ernst & Young from 1992 to 1999. He also previously served four years as a U.S. Naval Officer. He has a Bachelor of Science degree in Accounting from Villanova University. The Shareholder Group believes that Mr. Whelan’s wealth of financial and operational experience in IT services and the technology and telecommunications industries well qualifies him to serve on the Board.

The principal business address of Mr. Alugas is c/o Western Union, 185 Berry Street, San Francisco, California 94107. The principal business address of Mr. Bova is 10 River Glen Circle, Little Rock, Arkansas 72202. The principal business address of Mr. Pearse is 12610 Arroyo De Arguello, Saratoga, California 95070. The principal business address of Mr. Rai is 525 Ramblewood Drive, Bryn Mawr, Pennsylvania 19010. The principal business address of Mr. Whelan is 33 Inwood Road, Essex Fells, New Jersey 07021.

Messrs. Alugas, Bova, Pearse, Rai and Whelan are citizens of the United States.

As of the date hereof, Messrs. Alugas, Bova, Pearse, Rai and Whelan do not beneficially own any securities of the Company and have not engaged in any transactions in securities of the Company during the past two years.

Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own.  For information regarding purchases and sales during the past two years by the Nominees and by the members of the Group of securities of the Company, see Schedule I.

Lone Star Value Investors and Ameri100 have signed letter agreements, pursuant to which they have agreed to indemnify each of Messrs. Alugas, Bova, Pearse, Rai and Whelan against claims arising from the solicitation of consents and/or proxies from the Company’s stockholders in connection with a consent solicitation to elect such persons to the Board and any related transactions.

The members of the Shareholder Group and the Nominees are collectively referred to as the “Group” herein.

On October 26, 2015, the members of the Shareholder Group and the Nominees entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) the parties agreed to form the Group for the purpose of (i) soliciting written consents or proxies in favor of the Proposals, (ii) taking such other actions as the parties deem advisable and (iii) taking all other action necessary or advisable to achieve the foregoing, and (c) Ameri100 agreed to bear all pre-approved expenses incurred in connection with the solicitation.

The Shareholder Group believes that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.  No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Other than as stated herein, there are no arrangements or understandings between members of the Shareholder Group and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Consent Statement and to serve as a director of the Company if so elected.  No Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The Election Proposal to elect the Nominees is conditioned, in part, upon the effectiveness of the Removal Proposal.  If none of the members of (or appointees to) the Board are removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal. If fewer than five directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then the Shareholder Group intends to fill the vacancies in the following order: Stephen R. Bova, Timothy Whelan, Lenny Alugas, Dhruwa N. Rai and Robert G. Pearse.

Although we have no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees are not available for election, the Shareholder Group may designate such other nominee or nominees to be elected to the Board. In any such case, we would identify and properly designate such substitute nominees in accordance with the Bylaws and shares of Common Stock represented by the enclosed WHITE consent card will be voted for such substitute nominee(s). Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of the Company, if elected.  The WHITE consent card delivered with this Consent Statement provides each stockholder with the opportunity to approve the Election Proposal in part by designating the names of any of the Nominees whom such stockholder does not want elected to the Board.

THE SHAREHOLDER GROUP URGES YOU TO CONSENT TO THE ELECTION OF ALL FIVE OF THE NOMINEES.

CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  Edgewater’s Restated Certificate of Incorporation does not contain any such contrary provision.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. Accordingly, under Delaware law, the entire Board or any individual director may be removed from office, with or without cause, by the affirmative vote of stockholders holding at least a majority of the then outstanding shares of the Company entitled to vote at an election of directors. Article II, Section 2 of the Bylaws currently provides that any vacancies on the Board may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum. The Vacancy Proposal, if approved, would give the Company’s stockholders the exclusive ability to fill any vacancies on the Board resulting from the removal of directors by the stockholders. Article VII of the Bylaws provides that stockholders have the ability to adopt, amend or repeal the Bylaws with the affirmative vote of stockholders holding at least a majority of the then outstanding shares of the Company entitled to vote at any annual or special meeting.

The Bylaws provide that, in order to determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board shall fix a record date. According to the Bylaws, after a stockholder delivers written notice to the Secretary of the Company of the proposed action to be taken by written consent, the Board shall meet within ten days of the Secretary’s receipt of such notice to establish a record date for the taking of action by written consent, which record date shall be within ten days of the date upon which the Board meets to establish the record date.

For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Edgewater within 60 days of the earliest dated written consent delivered to Edgewater.  The Shareholder Group delivered a signed written consent to Edgewater on October 26, 2015.  Consequently, the Shareholder Group will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than December 25, 2015. Nevertheless, we intend to set ____________ ___, 2015 as the goal for submission of written consents. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. The Shareholder Group reserves the right to submit to Edgewater consents at any time within 60 days of the earliest dated written consent delivered to Edgewater.

If the Proposals become effective as a result of this consent solicitation by less than unanimous written consent, prompt notice of the Proposals will be given under Section 228(e) of the DGCL to stockholders who have not executed written consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation.

Revocation of Written Consents

An executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the record holder that granted such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated WHITE consent card that is properly executed will constitute a revocation of any earlier consent. The revocation may be delivered either to the Shareholder Group, in care of InvestorCom, or to the principal executive offices of Edgewater. Although a revocation is effective if delivered to Edgewater, the Shareholder Group requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to the Shareholder Group, c/o InvestorCom, at the address set forth on the back cover of this Consent Statement, so that the Shareholder Group will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

Procedural Instructions

You may consent to any of the Proposals on the enclosed WHITE consent card by marking the “CONSENT” box and signing, dating and returning the WHITE consent card in the envelope provided. You may also withhold your consent with respect to any of the Proposals on the enclosed WHITE consent card by marking the “WITHHOLD CONSENT” box, and signing, dating and returning the WHITE consent card in the envelope provided. You may abstain from consenting to any of the Proposals on the enclosed WHITE consent card by marking the “ABSTAIN” box and signing, dating and returning the WHITE consent card in the envelope provided.

If you sign, date and return the WHITE consent card, but give no direction with respect to certain of the Proposals, you will be deemed to consent to any such Proposal.

Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THE SHAREHOLDER GROUP URGES YOU TO CONSENT TO ALL OF THE PROPOSALS ON THE ENCLOSED WHITE CONSENT CARD.

SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this consent solicitation is being made by the Shareholder Group.  Consents may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

The Shareholder Group has entered into an agreement with InvestorCom for solicitation and advisory services in connection with this solicitation, for which InvestorCom will receive a fee not to exceed $_____, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  InvestorCom will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders.  The Shareholder Group has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  The Shareholder Group will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that InvestorCom will employ approximately [_____] persons to solicit Edgewater stockholders as part of this solicitation.

The entire expense of this consent solicitation is being borne by Ameri100. Costs of this consent solicitation are currently estimated to be approximately $______.  The Shareholder Group estimates that through the date hereof its expenses in connection with this consent solicitation are approximately $______.

The Participants intend to seek reimbursement from Edgewater of all expenses it incurs in connection with the solicitation.  The Participants do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC.  No member of the Shareholder Group is currently subject to Section 16(a) of the Exchange Act.

ADDITIONAL PARTICIPANT INFORMATION

Lone Star Value Investors, Lone Star Value Investors GP, LLC (“Lone Star Value GP”), Lone Star Value Management, LLC (“Lone Star Value Management”), Jeffrey E. Eberwein, AMERI, Ameri & Partners, Giri Devanur, Srinidhi “Dev” Devanur, Dimitrios J. Angelis, Dr. Arthur M. Langer, Dr. Robert Rosenberg, Brunda Jagannath, Srirangan Rajagopal, Carlos Fernandez and the Nominees are participants in this solicitation. By virtue of their respective positions with AMERI and Ameri & Partners, as more fully explained below, Messrs. Giri Devanur, Dev Devanur, Angelis, Langer, Rosenberg, Rajagopal and Fernandez (together with AMERI and Ameri & Partners, the “Ameri Participants”) may be deemed “participants” under SEC rules in this solicitation.

The principal business of Lone Star Value Investors is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of Lone Star Value Investors. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors and of a certain separately managed account (the “Separately Managed Account”). Mr. Eberwein serves as the manager of Lone Star Value GP, sole member of Lone Star Value Management and the Chairman of the Board of AMERI. AMERI is a holding company for Ameri & Partners. Ameri & Partners is a strategic consulting firm that brings a synergistic blend of classic consulting and product-based consulting services to its customer base, and is the wholly-owned operating subsidiary of AMERI. Mr. Giri Devanur is the President and Chief Executive Officer of each of AMERI and Ameri & Partners, and a director of AMERI. Mr. Dev Devanur is the Executive Vice Chairman of the Board of AMERI and Chairman of the Board of Ameri & Partners. Each of Messrs. Angelis, Langer and Rosenberg serve as directors of AMERI. Ms. Jagannath is the Vice President of Finance of AMERI and Chief Financial Officer of Ameri & Partners. Mr. Rajagopal is the Executive Vice President of Ameri & Partners.  Mr. Fernandez is the Executive Vice President, USA of Ameri & Partners.

Headquartered in Princeton, New Jersey, Ameri100 markets both vertically by industry and horizontally by product/technology specialties, and provides customers with a wide range of business and technology offerings. Ameri100 works with customers, primarily within North America, to improve process, reduce costs and increase revenue through the judicious use of technology. AMERI was formed in November 2013 and was taken public via a reverse merger transaction on May 26, 2015. On this date, AMERI’s acquisition subsidiary was merged with and into Ameri & Partners, with Ameri & Partners surviving as AMERI’s wholly-owned subsidiary.  Immediately prior to the completion of the merger, AMERI changed its name from Spatializer Audio Laboratories, Inc. (“Spatializer”) to its current corporate name. Prior to the merger, Lone Star Value Investors was the majority owner of the outstanding shares of Spatializer, and it is currently one of AMERI’s largest stockholders. AMERI trades on the OTCQB market as AMRH and has a current market capitalization of $59.24 million. Through its recent acquisitions of Bellsoft, Inc., Winhire Inc. and Linear Logics Corp., Ameri100 has further deepened its consulting expertise in business process management and Enterprise Resource Planning. For the avoidance of doubt, a vote in favor of the Proposals is not a vote for a business combination between Ameri100 and Edgewater; instead, a vote in favor of the Proposals is a vote for new leadership on the Board who will fully and open-mindedly explore all options to maximize stockholder value.

The address of the principal office of each of Lone Star Value Investors, Lone Star Value GP, Lone Star Value Management and Mr. Eberwein is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870. The address of the principal office of each of the Ameri Participants is 100 Canal Pointe Building, Princeton, New Jersey 08540.

As of the date hereof, Lone Star Value Investors directly beneficially owned 615,000 shares of Common Stock.  Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 615,000 shares of Common Stock beneficially owned by Lone Star Value Investors. As of the date hereof, 30,000 shares of Common Stock were held in the Separately Managed Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors and the Separately Managed Account, may be deemed the beneficial owner of the 645,000 shares of Common Stock beneficially owned in the aggregate by Lone Star Value Investors and held in the Separately Managed Account. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the 645,000 shares of Common Stock beneficially owned in the aggregate by Lone Star Value Investors and held in the Separately Managed Account. As of the date hereof, none of the Ameri Participants beneficially owned any securities of the Company.

Each participant in this solicitation is a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 645,000 shares of Common Stock owned in the aggregate by all of the participants in this solicitation.  Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock owned directly by Lone Star Value Investors and held in the Separately Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), except as otherwise noted, as set forth in Schedule I.

Except as set forth in this Consent Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any of the Proposals to be acted on in this solicitation.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

STOCKHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

Proposals of stockholders intended to be presented at the 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2016 Annual Meeting, be delivered to the Company’s Corporate Secretary, at 200 Harvard Mill Square, Suite 210, Wakefield, Massachusetts 01880, by December 24, 2015.

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2016 Annual Meeting, must give written notice of that proposal to the Company’s Corporate Secretary not less than sixty days nor more than ninety days prior to the first anniversary of the preceding year’s annual meeting (subject to certain exceptions if the annual meeting is advanced or delayed by more than thirty days).  Therefore, to be presented at the 2016 Annual Meeting, such a proposal must be received by the Company between March 5, 2016 and April 4, 2016.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2016 Annual Meeting is based on information contained in the Company’s 2015 Proxy Statement and the Bylaws.  The incorporation of this information in this Consent Statement should not be construed as an admission by the Shareholder Group that such procedures are legal, valid or binding.

SPECIAL INSTRUCTIONS

If you were a record holder of shares of Common Stock as of the close of business on the Record Date for this consent solicitation, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the “CONSENT,” “WITHHOLD CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope.

IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED “CONSENT,” “WITHHOLD CONSENT” OR “ABSTAIN” FOR A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO EITHER: 1) THE REMOVAL OF ANY DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THE CARD OR 2) THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those shares of Common Stock and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to InvestorCom at the address below, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed. If you have any questions or require any assistance in executing your consent, please call InvestorCom at the numbers listed below.

If you have any questions, require assistance in voting your WHITE consent card, or need additional copies of the Shareholder Group’s consent materials, please contact InvestorCom at the phone numbers or address below.

65 Locust Avenue, Suite 302
New Canaan, CT  06840
Stockholders call toll free at (877) 972-0090
Banks and Brokers may call collect at (203) 972-9300

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS CONSENT STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN A CONSENT REVOCATION STATEMENT TO BE FILED BY THE COMPANY RELATING TO THE PROPOSALS DESCRIBED HEREIN BASED ON RELIANCE ON RULE 14A-5(C).  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Consent Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.  Although the Shareholder Group does not have any information that would indicate that any information contained in this Consent Statement that has been taken from such documents is inaccurate or incomplete, the Shareholder Group does not take any responsibility for the accuracy or completeness of such information.

THE SHAREHOLDER GROUP

__________, 2015

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

578	05/11/2015
34	05/12/2015
654	05/13/2015
2,791	05/19/2015
11,970	05/20/2015
600	05/28/2015
304	06/02/2015
724	06/08/2015
4,031	06/09/2015
3,561	06/12/2015
205	06/18/2015
10,000	06/18/2015
8,513	06/19/2015
83,752	06/22/2015
1,893	06/22/2015
381	06/23/2015
2,749	06/24/2015
1,368	06/25/2015
4,907	06/25/2015
1,045	06/29/2015
3,658	06/29/2015
95	06/30/2015
1,479	06/30/2015
95	07/01/2015
1,000	07/01/2015
2,850	07/02/2015
3,960	07/06/2015
1,249	07/07/2015
380	07/08/2015
2,003	07/09/2015
1,000	07/09/2015
1,100	07/09/2015
1,200	07/13/2015
285	07/15/2015
95	07/17/2015
1,021	07/17/2015
191	07/20/2015
1,000	07/20/2015
705	07/20/2015
238	07/22/2015

8,187	07/23/2015
3,789	07/24/2015
1,520	07/27/2015
14,250	07/28/2015
4,750	07/29/2015
24,448	07/30/2015
1,036	08/03/2015
4,245	08/04/2015
(225,000)	08/05/2015
19,288	08/05/2015
1,173	08/07/2015
655	08/10/2015
2,995	08/11/2015
100	08/19/2015
5,000	08/20/2015
200	08/21/2015
24,700	08/24/2015
3,000	08/24/2015
1,200	08/24/2015
2,400	08/25/2015
7,600	08/26/2015
800	08/27/2015
329	08/27/2015
10,000	08/27/2015
4,876	08/31/2015
400	09/01/2015
300	09/02/2015
1,000	09/03/2015
100	09/03/2015
1,000	09/04/2015
180	09/08/2015
600	09/08/2015
1,000	09/10/2015
901	09/10/2015
1,000	09/15/2015
1,000	09/15/2015
1,000	09/15/2015
2,000	09/15/2015
1,000	09/16/2015
1,000	09/16/2015
800	09/16/2015
314	09/16/2015
624	09/16/2015
7,000	09/17/2015
5,000	09/17/2015
1,000	09/17/2015
576	09/17/2015
1,000	09/17/2015
1,000	09/17/2015
1,000	09/17/2015

1,000	09/17/2015
2,800	09/18/2015
204	09/18/2015
700	09/18/2015
1,000	09/21/2015
225,000	09/23/2015
5,000	09/23/2015
1,400	09/23/2015
3,100	09/24/2015
200	09/24/2015
200	09/24/2015
200	09/24/2015
200	09/24/2015
1,000	09/25/2015
1,000	09/25/2015
1,000	09/25/2015
1,000	09/25/2015
1,000	09/25/2015
1,000	09/25/2015
1,000	09/25/2015
1,000	09/25/2015
996	09/25/2015
324	09/25/2015
1,000	09/25/2015
20,302	09/28/2015
3,200	09/29/2015
1,700	09/29/2015
4,600	09/30/2015
1,000	10/01/2015
1,000	10/02/2015
1,000	10/02/2015
1,000	10/02/2015
1,000	10/02/2015
1,000	10/02/2015
1,000	10/02/2015
1,300	10/02/2015
1,000	10/02/2015
1,000	10/05/2015
1,000	10/05/2015
1,000	10/05/2015
1,000	10/05/2015
1,000	10/05/2015
26,600	10/05/2015
10,000	10/06/2015
10,000	10/06/2015
10,000	10/06/2015
10,000	10/06/2015
175	10/07/2015
1,500	10/08/2015
20,000	10/08/2015

10,000	10/08/2015
2,670	10/08/2015
522	10/13/2015
19,640	10/15/2015
15,000	10/15/2015
5,000	10/16/2015
1,000	10/16/2015
5,000	10/16/2015
400	10/16/2015
1,082	10/16/2015
5,600	10/16/2015
1,185	10/21/2015
1,000	10/21/2015
1,000	10/21/2015
2,200	10/21/2015
1,000	10/21/2015
1,000	10/21/2015
1,000	10/21/2015
20,599	10/21/2015
4,401	10/22/2015
10,000	11/11/2015
5,000	11/13/2015

LONE STAR VALUE MANAGEMENT, LLC
(Through the Separately Managed Account)

200	05/28/2015
99	05/29/2015
300	06/02/2015
2,419	06/08/2015
345	06/09/2015
304	06/12/2015
2,395	06/18/2015
729	06/19/2015
99	06/22/2015
19	06/23/2015
143	06/24/2015
71	06/25/2015
55	06/29/2015
5	06/30/2015
5	07/01/2015
150	07/02/2015
20	07/08/2015
15	07/15/2015
5	07/17/2015
10	07/20/2015
12	07/22/2015
430	07/23/2015
199	07/24/2015
80	07/27/2015
750	07/28/2015

250	07/29/2015
1,287	07/30/2015
55	08/03/2015
223	08/04/2015
1,015	08/05/2015
62	08/07/2015
34	08/10/2015
800	09/01/2015
20	09/08/2015
337	09/14/2015
59	09/16/2015
999	09/17/2015
1,000	09/17/2015
1,000	10/02/2015
1,000	10/06/2015
1,000	10/06/2015
1,000	10/06/2015
1,000	10/08/2015
267	10/08/2015
4,733	10/16/2015
5,000	11/11/2015

SCHEDULE II

The following is reprinted from the Company’s Revised Preliminary Consent Revocation Statement, filed with the SEC on November 20, 2015.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Stock Ownership of Directors and Management

The following table sets forth, as of November 13, 2015 (except as noted otherwise), information as to the beneficial ownership of our common stock by all directors, our Named Executive Officers and our directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares(2)	Percentage of Total (1)
Directors and Executive Officers
Shirley Singleton	860,481	6.9%
David Clancey	816,381	6.6%
Robin Ranzal-Knowles	466,886	3.9%
Timothy R. Oakes	336,330	2.8%
Michael R. Loeb	141,830	1.2%
Wayne Wilson	138,830	1.2%
Paul E. Flynn	112,530	*
Kristin Zaepfel	108,184	*
Nancy L. Leaming	85,830	*
Paul Guzzi	75,830	*
Directors and Executive Officers as a group (10 persons)	3,143,112	22.7%
______________
*	Less than 1%.
(1)
The percentages shown with respect to any identified individual or group are calculated by dividing: (i) the sum of (a) the number of shares of common stock actually owned as of November 13, 2015 plus (b) the number of shares of common stock that may be acquired through the exercise of stock options within 60 days thereof (“Currently Exercisable Options”) by (ii) the sum of 11,801,307 shares of common stock outstanding as of November 13, 2015, plus the amount referenced in clause (i)(b) for such individual or group.

(2)
Includes the following shares subject to Currently Exercisable Options, as of November 13, 2015: Ms. Singleton 590,001; Mr. Clancey 559,001; Ms. Ranzal-Knowles 280,256; Mr. Oakes 283,334; Mr. Loeb 57,700; Mr. Wilson 57,700; Mr. Flynn 57,700; Ms. Zaepfel 65,334; Ms. Leaming 51,700 and Mr. Guzzi 57,700.

Principal Stockholders

The following table sets forth information regarding ownership of outstanding Shares by those individuals, entities, or groups who have advised us that they own more than five percent (5%) of our outstanding common stock.

Name and Address of Beneficial Owner	Number of Shares	Percent of Total(1)
GAMCO Investors, Inc., et al. (2) One Corporate Center Rye, New York 10580-1435	2,214,359	18.8%
Ariel Investments, LLC (3) 200 E. Randolph Drive, Suite 2900 Chicago, Illinois 60601	1,832,030	15.5%
Dimensional Fund Advisors LP (4) Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	980,932	8.5%
Lone Star Value Management, LLC (5) 53 Forest Avenue, 1st Floor Old Greenwich, Connecticut 06870	645,000	5.5%
_____________
(1)
The percentages shown with respect to any identified individual or group are calculated by dividing: (i) the number of shares of common stock actually owned as of November 13, 2015 by (ii) the 11,801,307 shares of common stock outstanding as of November 13, 2015.

(2)
These securities are owned by various institutional investors, which include Mario J. Gabelli, Gabelli Funds, LLC, GAMCO Asset Management, Inc., MJG Associates, Inc., GGCP, Inc., GAMCO Investors, Inc. and Teton Advisors, Inc. (collectively “Gabelli”). Each of these entities holds certain of the shares for investment for one or more accounts over which it has shared, sole or both investment and/or voting power for its own account, or both. Information set forth above and in this note (2) is based on Gabelli’s Schedule 13D/Amendment No. 27 filing with the SEC on October 2, 2014.

II-1

(3)
These securities are owned by investment companies, trusts and accounts, to which Ariel Investments, LLC (“Ariel”) serves as investment advisor and manager with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements the Exchange Act, Ariel is deemed to be a beneficial owner of such securities. Information set forth above and in this note (3) is based upon Ariel’s Schedule 13G/Amendment No. 6 filing with the SEC on February 13, 2015.

(4)
These securities are owned by investment companies, trusts and accounts, to which Dimensional Fund Advisors Inc. (“Dimensional”) serves as investment advisor and manager with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Dimensional is deemed to be a beneficial owner of such securities; however, Dimensional expressly disclaims the fact that it is, in fact, the beneficial owner of such securities. Information set forth above and in this note (4) is based upon Dimensional’s Schedule 13G/Amendment No. 13 filing with the SEC on February 5, 2015.

(5)
Information regarding share ownership was obtained from Lone Star’s Consent Statement and the Schedule 13D filing with the SEC on October 26, 2015 by the following Reporting Persons: Lone Star Value Investors, LP (“LSVI”), Lone Star Value Investors GP, LLC (“LSVI GP”), Lone Star Value Management, LLC (“LSVM”), Jeffrey E. Eberwein, AMERI Holdings, Inc. (“Purchaser”), Ameri & Partners Inc. (“API”), Lenny Alugas, Stephen R. Bova, Robert G. Pearse, Dhruwa N. Rai, and Timothy Whelan. LSVI GP serves as the general partner of LSVI. LSVM serves as the investment manager of LSVI and a certain managed account (“Managed Account”). Mr. Eberwein serves as the manager of LSVI GP and the sole member of LSVM. As of the close of business on October 26, 2015, LSVM, as the investment manager of LSVI and the Managed Account, may be deemed the beneficial owner of (i) 600,000 Shares owned by LSVI and (ii) 25,000 Shares held in the Managed Account. Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act may be deemed to beneficially own the shares of our common stock owned by the other Reporting Persons.

II-2

SCHEDULE III

PROPOSED AMENDMENT OF BYLAWS TO GIVE STOCKHOLDERS EXCLUSIVE ABILITY TO FILL ANY VACANCIES ON THE BOARD OF DIRECTORS OF THE COMPANY RESULTING FROM THE REMOVAL OF DIRECTORS BY THE STOCKHOLDERS

Article II, Section 2 of the Amended and Restated By-Laws of Edgewater Technology, Inc. is hereby amended and restated to read as follows:

“SECTION 2. Vacancies and Additional Directors.  Unless otherwise required by law or the Certificate of Incorporation, vacancies on the Board of Directors caused by death, resignation, retirement or disqualification, and any newly created directorship resulting from any increase in the authorized number of Directors, may be filled by the affirmative vote of a majority of the Directors then in office, although less than a quorum, and any Director so elected to fill any such vacancy or newly created directorship shall hold office until his successor is elected and qualified or until his earlier resignation or removal; however, the stockholders shall have the exclusive ability to fill any vacancies on the Board of Directors arising from the removal of any Director(s) by the stockholders, and any Director(s) so chosen shall hold office until a successor is elected and qualified or until such Director’s earlier resignation or removal.”

III-1

SCHEDULE IV

PROPOSED AMENDMENT OF BYLAWS TO SET THE NUMBER OF DIRECTORS WHICH SHALL CONSTITUTE THE BOARD OF DIRECTORS

Article II, Section 1 of the Amended and Restated By-Laws of Edgewater Technology, Inc. is hereby amended by replacing the second sentence of such section with the following:

“The number of Directors constituting the Board of Directors shall be six members; provided, however, that the number of Directors constituting the Board of Directors may be adjusted from time to time by (i) a By-Law amending this Section 1 duly adopted by the Board of Directors or by the stockholders or (ii) a resolution passed by a majority of the Board of Directors.”

IV-1

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED NOVEMBER 23, 2015

WHITE CONSENT CARD

CONSENT OF STOCKHOLDERS OF EDGEWATER TECHNOLOGY, INC. TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY LONE STAR VALUE INVESTORS, LP AND THE OTHER PARTICIPANTS NAMED IN ITS CONSENT SOLICITATION (COLLECTIVELY, THE “SHAREHOLDER GROUP”)

C   O   N   S   E   N   T

Unless otherwise indicated below, the undersigned, a stockholder of record of Edgewater Technology, Inc. (the “Company”) on November 13, 2015 (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of the Company’s common stock, $0.01 par value per share (the “Shares”) held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. THE SHAREHOLDER GROUP RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1-5.

1.
Repeal any provision of the Amended and Restated By-Laws of the Company (the “Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect as of September 26, 2007 and were filed with the Securities and Exchange Commission on September 28, 2007.

☐	☐	☐
Consent	Withhold Consent	Abstain

2.
Remove without cause Paul E. Flynn, Paul Guzzi, Nancy L. Leaming, Michael R. Loeb and Wayne Wilson, and any person (other than those elected by the consent solicitation of the Shareholder Group) elected or appointed to the Company’s Board of Directors (the “Board”) to fill any vacancy on the Board or any newly-created directorships on or after October 26, 2015 and prior to the effective date of these proposals.

☐	☐	☐
Consent	Withhold Consent	Abstain

INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL 2, CHECK THE APPROPRIATE BOX ABOVE.  IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 2, BUT NOT ALL OF THEM, OR IF YOU DO NOT WISH TO APPROVE THE REMOVAL OF ANY OTHER PERSON OR PERSONS ELECTED OR APPOINTED TO THE BOARD ON OR AFTER OCTOBER 26, 2015 BUT PRIOR TO THE EFFECTIVE DATE OF PROPOSAL 2, CHECK THE “CONSENT” BOX ABOVE AND WRITE (1) THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED AND/OR (2) “DO NOT CONSENT TO REMOVAL OF FUTURE DIRECTORS,” IN THE SPACE PROVIDED BELOW.
__________________________________________________________________

3.
Amend Article II, Section 2 of the Bylaws, as set forth on Schedule III to the Consent Statement, to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of the Company shall be filled exclusively by the stockholders of the Company.

☐	☐	☐
Consent	Withhold Consent	Abstain

4.	Amend Article II, Section 1 of the Bylaws, as set forth on Schedule IV to the Consent Statement, to fix the size of the Board at six members.

☐	☐	☐
Consent	Withhold Consent	Abstain

5.
Elect Lenny Alugas, Stephen R. Bova, Robert G. Pearse, Dhruwa N. Rai and Timothy Whelan to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).

☐	☐	☐
Consent	Withhold Consent	Abstain

There is no assurance that any of the Company’s incumbent directors will serve as directors if any of the Shareholder Group’s nominees are elected.

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL 5, CHECK THE APPROPRIATE BOX ABOVE.  IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 5, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

________________________________________________________________

Proposal 1, Proposal 2, Proposal 3 and Proposal 4 are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 5 is conditioned, in part, upon the effectiveness of Proposal 2. If none of the then existing members of (or appointees to) the Board are removed in Proposal 2, and there are no vacancies to fill, none of the Shareholder Group nominees can be elected pursuant to Proposal 5. If fewer than five directors are removed pursuant to Proposal 2 and there are more nominees receiving the requisite number of consents to fill vacancies pursuant to Proposal 5 than the number of such resulting vacancies, then the Shareholder Group intends to fill the vacancies in the following order: Stephen R. Bova, Timothy Whelan, Lenny Alugas, Dhruwa N. Rai and Robert G. Pearse.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Stockholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO STOCKHOLDERS:

Please sign exactly as name appears hereon.  If the Shares are held by joint tenants or as community property, both should sign.  When signing as executor, administrator, trustee, guardian, or other representative, please give full title.  If a corporation, please sign in full corporate name by a duly authorized officer.  If a partnership, please sign in partnership name by an authorized person.

THIS SOLICITATION IS BEING MADE BY THE SHAREHOLDER GROUP AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.